INVEST IN HOMEPRO TOOLBOX

Tech-enabled small business education


HOMEPRO
TOOLBOX
HELPING HOME IMPROVEMENT BUSINESS OWNERS
SOLVE ANY
BUSINESS PROBLEM IN
30 MINUTES OR LESS

homeprotoolbox.com Phoenix AZ

Main Street | Technology | Construction | Operations | B2B

LEAD INVESTOR



Danielle Bionda Hughes

Homepro Toolbox addresses a glaring need that small businesses of ALL stripes suffer from: the development of sound foundational business practices. Small businesses are usually founded by practitioners that are REALLY good at their craft, but often have little experience operating a profitable business. Consultants are too expensive (and hard to vet) and most small business owners are working within their business, not working ON their business. HPTB offers 'top of the charts' experts in an easily digestible video format for owners with VERY little time, by subscription! I'm an investment banker, and I love the expert advice, the format, and the scalability of the market opportunity. Having worked with Madeleine, I have a deep understanding of the quality of her advisory content and the meaningful impact her consulting work has had on hundreds of small businesses. I see my investment in HPTB as an investment in the long term success of small businesses.

Invested $1,000 this round

Highlights

1. ⚡Grew product suite by 248% since launch in Nov '21. On track to complete this year.
2. Highly scalable to meet demand in the $537.9B Professional Home Improvement Industry
3. Founder with +15 years industry experience, taught +25k pros, hired by brands like Angi & Yelp
4. Innovating service delivery in the $64.4B business consulting industry
5. Building engaged audience: +8k list, 25% open rate; 5 enterprise collaborations.

Our Team



Madeleine MacRae CEO | 3x Founder | Chief Innovator

Madeleine brings the polish of a professional speaker, the discipline of a corporate executive, the insight of a highly sought-after business coach, and the passion of an entrepreneur to every endeavor. +25k pros taught. Previously: Somfy Systems

Home improvement pros build business by sheer force of their will and their unrelenting desire to succeed. They are masters of their craft but not of their businesses, so they struggle unnecessarily! We level the playing field by meeting them where they are and giving them the information and tools they need to get to where they want to GROW!



Rebecca Bratz Lead Designer

As our Lead Designer, Rebecca is the graphic creator of every digital resource within Homepro Toolbox. Her industry background and corporate and entrepreneurial experiences make her the perfect fit within our team. Previously: Kohler



Marcela Ortiz Lead Editor

As our Lead Editor, Marcela creates videos that educate and inspire. Her work with iconic content creators ignited her creative expression and helped her refine her craft. Previously: Flash Film Media

Have an Industry Expert in Your Pocket

On-demand access to the expertise of an elite industry-focused business consultant without the price-tag or the time-drag for success-minded Home Improvement Pros!


HOMEPRO
TOOLBOX

Why Home Improvement Professionals?

Home Improvement Professionals run small businesses that were *created out of a passion* for what they do, not out of a deep understanding of how to run a business... much less how to do it all successfully and profitably!

Big corporations have the people and the purchasing-power to hire consultants to support and advise them along the path to success, small businesses don't.

PROBLEM

The Home Improvement Industry
has a huge success gap!

There are +31.7M small businesses in the US[1] with +5.8M[2] serving the professional side of the $537.9B[3] home improvement industry, owned and operated by individuals who are ***masters of their craft*** but who are ***not masters of their businesses***.

1. SBA Small-Business-FAQ-2020/10 | 2. Angi, The Economy of Everything Home. HomeServiceMarket2021-Report_R7-1 | 3. North American Hardware and Paint Association Projections 2020-2025, via The Farnsworth Group

They are behind the success curve

Home Improvement pros feel stressed and overwhelmed, constantly wondering if they're missing something.

They are spending more time trying to figure out what to do to move forward than actually moving forward -- and that's time they can't get back -- time they could be spending with family or enjoying life beyond work.

They don't have:

THE TIME

TO FIGURE IT OUT

Home Pros spend ***80-95% of their time working in their business,*** don't have time to source specialists and don't want to continue on the long slow road of trial-and-error.

THE MONEY

TO SPEND ON SOLUTIONS

The specialized Consultants who know how to help them to breakthrough their limitations are hard to find and ***very expensive to hire.***

THE KNOW-HOW

TO DO IT THEMSELVES

Although smart and resourceful, most Home Improvement Professionals ***lack formal business education*** and don't know where to look or what to do next.

They are ready to get out of this vicious cycle.

And now there is a simple toolbox to guide them on their path to efficiency and success where they can learn how to achieve repeatable predictable success...

SOLUTION

Take consultative business coaching on-demand to help small businesses get to where they want to *GROW*!

Homepro Toolbox provides the expertise of an *elite industry-focused business consultant* without the price-tag or the time-drag.

Available 24/7 | Comprehensive Tools | Supported by Community

Homepro Toolbox is the only on-demand ***comprehensive business toolbox*** that provides grab-and-go access to COMMUNITY, CONTENT and TOOLS that are:



REAL
+270 highly effective best practices / tools being used by top performing businesses *now* to drive RESULTS.
SNACKABLE
Easy-to-use & Quick to find:
✓ Videos (SHORT - 7min average)
✓ Implementation support
Templates | Checklists | Worksheets
FLEXIBLE
Members can customize their experience and find the right tools, insights, and community exactly when they need it

Who are we?

> ***Homepro Toolbox is the "business coach in a box" for for success-minded home improvement businesses at every level.***
>
> ***We provide an expertly curated digital resource center with a diverse community, highly effective best practices and easy-to-use solutions.***

Our subscription-based model meets the business owner where they are today and supports them in getting to where they want to *GROW*!


Current Offering
$47 /mo
✓ Community
✓ Core content:
+ Sales
+ Marketing
+ Appointment Setting
$97 /mo
✓ Everything from $47/mo level
✓ Template Library with a wide range of done-for-you resources
$199 /mo
✓ Full access to everything Homepro Toolbox has to offer with over 270 tools

100% mobile access to answer to their business questions, anywhere, anytime.

How is it different from what's out there now?

- The right consultants can be hard to find and expensive to hire!
- Training courses are long and are hard to take from off-the-shelf to tailored-to-the business.
- Content targeted to an exact issue can be hard to find or worrisome to trust online

Our platform allows users to customize their experience and find the right tools, insights, and community exactly when they need it.

> ***No two businesses are exactly the same, but the issues they face and their solutions are universal. That's why we provide to our members highly-targeted, short, easy-to-use content that's designed to work the way real business owners and their team work today!***

Why are we qualified to teach this?

Our Founder, **Madeleine MacRae**, has spent her entire career in the B2B side of the Home Improvement industry.

She *founded her Coaching & Consulting* firm in 2015 and has become a ***sought-after authority** for small business education in B2B home improvement circles.*

She works with iconic brands, has a weekly podcast, speaks at trades shows, and has personally taught over 25,000 pros and coached 100s of top-performing businesses.

The content inside of Homepro Toolbox is the *EXACT SAME content that Madeleine teaches to her high-end private clients and shares from the stage. It is the SAME content that has driven* multimillion *dollar sales growth!*



HOMEPRO TOOLBOX
INDUSTRY EXPERT IN YOUR POCKET
TOOLS TO SOLVE ANY BUSINESS PROBLEM IN 30 MINS OR LESS
SALES & MARKETING
HIRING
BUSINESS COACH IN A BOX
TOOLS TO SOLVE ANY BUSINESS PROBLEM IN 30 MINS OR LESS
WORK ON YOUR BIZ, NOT IN IT
LEADERSHIP & MANAGEMENT
HOMEPRO TOOLBOX

... and the B2B Home Improvment Market is HUGE!



ADDRESSABLE MARKET
$537.9B
2021 U.S. Home Improvement Industry Sales[1] CAGR: 2020-2025 = 4.7%
$64.4B
Business Consulting Industry[2]
5.8M
U.S. Home Improvement professionals[3]
1. North American Hardware and Paint Association Projections 2020-2025, via The Farnsworth Group | 2. Statista Research Department 1/11/22 | 3. Angi, The Economy of Everything Home HomeServiceMarket2021-Report_R7-1

Our Mission

Homepro Toolbox is on a mission to become the undisputed market-leading business resource for home improvement professionals by inspiring business growth, creating community, and providing proven, realistic, and implementation-focused tools.


MILESTONES
Completing our content suites to align with our promise to solve any business problem in 30 minutes or less has been our primary focus.
Next, we plan to shift gears to sales and scale the model by launching enterprise collaborations and dramatically amplifying our visibility.
This slide contains forward-looking projections that cannot be guaranteed.
HOMEPRO TOOLBOX
S2 2021
Quick-Startup
Inception to minimal viable product in 3mo.
✓ Branding | Content Marketing | Website
✓ Initial Product Launch: 9 rooms | 109 tools
S1 2022
Focused Product Development
✓ Podcast Collaboration | Tradeshow debut
✓ Beta Members
✓ 13 rooms | +270 tools
S2 2022
Visibility and Scale
✓ New high-conversion Website
✓ Launch Marketing Plan
✓ Complete product development: 350 tools
2023
Momentum
✓ +25% month-over-month membership growth
✓ Enterprise and Content Collaborations
2024
Expansion
✓ Sustained membership growth
✓ Expanded Enterprise and Content Collaborations
✓ New product development to increase CLV and support Home Improvement Professionals

What have we achieved so far?

Work on Homepro Toolbox *started in August 2021*, the first video resource was filmed in September and the initial phase of a fully-functional, branded, cohesive platform, with 109 powerful tools, *launched on Black Friday 2021.*

We have been laser focused on product development and have *grown the content suite 248% to over 270 tools.* We anticipate completing phase 2 of product development by August 2022 and by reach over 350 tools before the end of 2022 (not guaranteed).


WHAT MEMBERS ARE SAYING...
Ron Coleman
Sales Director, Inspired Closet WC
The Toolbox has been enlightening to say the least! As a sales director, there are often competing priorities on an hourly basis that need attention. One of my favorite tools falls within the time management room! This tool introduces the importance of intense focus and prioritization on a day-to-day basis in order to accomplish goals!
This tool has created immediate results!
Michael Murphy
CEO, M4 Specialty / PGTX
From the first time I heard Madeleine speak at a conference, I was 100% positive I needed her coaching in my life and my businesses. Each of the companies we own have excelled since our engagement with her.
This unique toolbox of tips/tricks covers all aspects of the business, HR, Accounting/Forecasting, Management, Sales. It is a one stop shop for all things business.
Lisa Hayse
Business Manager, Schammerhorn Inc.
It's so great not to start from scratch! Job description templates are so wonderful and easy to update/customize. I love that I can pass on relevant training to my team.
I was just thinking this morning how grateful I am for Home Pro Toolbox. The support you've offered me has kept me from going into burnout during difficult seasons. It's also just fun! I get excited finding ways to uplevel our business and work smarter not harder.

We are ready to shift gears into sales, marketing and SCALE!

We're raising money to amplify our visibility, accelerate our growth, and take a commanding lead in our market. Join the crowdfund to help us maximize our momentum!

LAUNCH THE MARKETING PLAN

TO DRIVE CONVERSION

✓ New high-conversion Website
✓ Expanded content marketing
✓ Cohesive brand experience

FOCUS ON SALES

TO ACHIEVE MOMENTUM

✓ Multi channel advertising
✓ Capture market share quickly

STRENGTHEN THE TEAM

TO AMPLIFY OUR IMPACT

✓ Drive growth and engagement
✓ Continue Product Development

.... If you've read this far, and you're saying to yourself: "That sounds great, Madeleine, but how do I get my ROI?"

There are 3 things you can do:

1 - **Check out our deck**, loaded below (under the downloads heading), to see our projections and ambitions for growth.

2 - Be sure to **dig into our FAQ sheet** to answer some of the questions you might have like: where do we expect to be in 5 years, what risks are there to our success, what we are currently doing, and so much more.

3 - Head over to the **Questions Tab** to find the answer the question you might be asking: "**What is a SAFE** all about?"and to ask any further questions you might have!

4 - **Click the "Invest" button** and scroll over the Perks to see what additional goodies you get when you invest at various levels.

Downloads

REVISED 2022 HPTB Investor Deck FINAL 081922.pdf